                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                              (Amendment No. 12)

                           METRO-GOLDWYN-MAYER INC.
                               (Name of Issuer)

                    common stock, $.01 par value per share
                        (Title of Class of Securities)

                                   591610100
                                (CUSIP Number)

                           Richard E. Sobelle, Esq.
                             Tracinda Corporation
                          150 Rodeo Drive, Suite 250
                        Beverly Hills, California 90212
                                (310) 271-0638
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 2, 2001
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

CUSIP No. 591610100     13D                                        Page 2 of 7
------------------------------------------------------------------------------

      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      TRACINDA CORPORATION
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      NEVADA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          194,992,644
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             19,758,648
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          194,992,644
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          19,758,648
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      194,992,644
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      81.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

CUSIP No. 591610100     13D                                        Page 3 of 7
------------------------------------------------------------------------------

      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      KIRK KERKORIAN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          194,992,644
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          194,992,644
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      194,992,644
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      81.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

CUSIP No. 591610100     13D                                        Page 4 of 7
------------------------------------------------------------------------------

      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      250 RODEO, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          19,758,648
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          19,758,648
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      19,758,648
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

This Amendment No. 12 amends and supplements the Statement on Schedule 13D filed on November 18, 1997, as amended on November 26, 1997, on July 27, 1998, on August 19, 1998, on September 2, 1998, on October 26, 1998, on November 20, 1998, on February 4, 1999, on May 4, 1999, on October 18, 1999, on November 10, 1999, and on February 6, 2001 (as so amended, the "Schedule 13D"), relating to the common stock, $.01 par value per share (the "Common Stock"), of Metro-Goldwyn-Mayer Inc., a Delaware corporation (the "Company"), previously filed by Tracinda Corporation, a Nevada corporation ("Tracinda"), 250 Rodeo, Inc., a Delaware corporation ("250 Rodeo" and, collectively with Tracinda, the "Tracinda Entities"), and Mr. Kirk Kerkorian. Capitalized terms used herein and not otherwise defined in this Amendment No. 12 shall have the meanings set forth in the Schedule 13D.

1. Item 3 of the Schedule 13D is hereby amended to add the following information:

          Tracinda will acquire 15,715,667 shares of Common Stock upon the conversion, on a one to one basis, of 15,715,667 shares of the Company's Series B Preferred Stock, par value $.01 per share (the "Preferred Stock").

2. Item 4 of the Schedule 13D is hereby amended to add the following information:

          The additional information provided in response to Item 5 in this Amendment No. 12 is incorporated herein by reference.

          The 15,715,667 shares of Common Stock are being acquired for investment purposes.

3. Item 5 of the Schedule 13D is hereby amended to add to each of the indicated subsections the following information:

          (a) Tracinda and Mr. Kerkorian are the beneficial owners of 194,992,644 shares of Common Stock (including the shares held by 250 Rodeo), or approximately 81.5% of the Common Stock outstanding after giving effect to Tracinda's conversion of Preferred Stock as described in Item 5(c) below.

          (b) Mr. Kerkorian has sole voting and investment power with respect to 194,992,644 shares of Common Stock.

          (c) On May 2, 2001, the Company's stockholders approved the conversion by Tracinda, on a one to one basis, of 15,715,667 shares of the Preferred Stock into shares of Common Stock. Thereupon, Tracinda exercised its right to convert the Preferred Stock into 15,715,667 shares of Common Stock on May 2, 2001.

4. Item 6 of the Schedule 13D is hereby amended to add the following information:

          The additional information provided in response to Item 5 in this Amendment No. 12 is incorporated herein by reference.

5. Except as specifically provided herein, this Amendment No. 12 does not modify any of the information previously reported on the Schedule 13D.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 2, 2001


                     TRACINDA CORPORATION,
                        a Nevada corporation


                     By:  /s/ Anthony L. Mandekic
                          ------------------------------
                          Name:  Anthony L. Mandekic
                          Title: Secretary/Treasurer


                     KIRK KERKORIAN


                     By:  /s/ Anthony L. Mandekic
                          -------------------------------
                          Name:  Anthony L. Mandekic
                          Title: Attorney-in-Fact*


                     250 RODEO, INC.,
                        a Delaware corporation


                     By:  /s/ Anthony L. Mandekic
                          -------------------------------
                          Name:  Anthony L. Mandekic
                          Title: Secretary/Treasurer

*    Power of Attorney previously filed as Exhibit 7.10 to the Schedule 13D.